Exhibit 99.10

Black Mammoth Metals Reports Drill Results at Callaghan Gold Property, NV

BMM: TSX-V

VANCOUVER, BC, May 14, 2025 /CNW/ - Black Mammoth Metals Corporation (TSX-V: BMM / OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to report assay results from the recently completed Reverse Circulation (RC) and core drill program at its Cottonwood and Rast gold targets located in Lander County, Nevada. Both targets are on the Company’s Callaghan property, which is situated on the eastern flank of the northern Toiyabe Range, approximately 21 kilometers to the northeast of the historic mining town of Austin (see Figure 1). The phase I drilling program totalling 1,393m is now complete.

Cottonwood:

The focus was to confirm and expand the area of known gold mineralization. The three RC holes intersected highly altered rocks with associated gold anomalism from the beginning to the end of all holes. Hole CW-2B had the best gold intercept: 61m at 0.416 g/t, including 3.048m at 3.571 g/t (see Table 1). Due to the intense alteration and drilling challenges, one drill hole had to be abandoned, relocated and redrilled. The alteration can be described as silicification and marbleized carbonates with abundant disseminated pyrite, suggesting a large intrusive-related gold system may be present.

Rast:

The two RC and subsequent core drilling had the primary objective of understanding the lithology and intersecting potential host lithologies for gold mineralization. As a result, drilling encountered hundreds of meters of sheared and hydrothermally altered and dolomitized mudstones and carbonates, accompanied by strong carbon flooding and trace element enrichment, with strong W, Mo, U, Co, Te, Hg and in particular, exceptionally high selenium values of up to 211 ppm, suggesting a mineralized intrusive-related body may be nearby.

Geophysics:

Recently reinterpreted magnetic data indicates large and untested magnetic anomalies in the pediment area. The center of the magnetic body is approximately circular, with a diameter of 1,000m, and a possible extension to the east, as well as a smaller magnetic body to the southeast. Black Mammoth Metals is approaching the area with a broader vision to understand the controls of mineralization and use geophysical support to uncover a potentially hidden gold deposit. The Company looks forward to further testing target areas near the interpreted intrusive rocks, starting with an induced polarization (IP) survey (see Figure 2).

Hole#	XXX	YYY	ZZZ	Azimuth	Dip	From (m)	To (m)	Total Meters	Au (ppm)
RA-1	510003	4388941	1976	0	-90	0	295.1	NA	Nothing to report
RA-2	510231	4388908	1968	0	-90	534.0	538.6	4.6	0.322
CW-1	507583	4387020	2103	270	-65	125.0	149.4	24.4	0.253
						199.6	251.5	51.9	0.251
CW-2	507560	4387096	2112	290	-55	44.2	91.4	47.2	0.201
CW-2B	507553	4387101	2112	280	-65	68.6	94.5	25.9	0.214
						108.2	112.8	4.6	0.286
						128.0	150.9	22.9	0.135
						190.5	251.5	61.0	0.416*
*including 3.048 m @ 3.571 grams
NAD 83 Zone 11

Table 1 – Cottonwood and Rast: Significant gold intercepts (>100 ppb Au) from the Phase 1 drilling program. (CNW Group/Black Mammoth Metals Corp)

Figure 1 – Cottonwood and Rast sites and nearby Black Mammoth Metals Properties. (CNW Group/Black Mammoth Metals Corp)

Figure 2 – Proposed IP Lines over 700 m Depth Slice. (CNW Group/Black Mammoth Metals Corp)

Quality Assurance/Quality Control:

All sampling is conducted under the supervision of the Company’s project geologists, and a strict chain of custody from the project to the sample preparation facility is implemented and monitored.

The RC and core samples are hauled to Elko, Nevada by project staff. Core is taken to Carlin Trend Mining Services for cutting and sampling. The core is cut in half using a diamond saw, and one-half placed in sealed bags for preparation by ALS Laboratories. RC samples are taken directly to ALS Laboratories’ prep lab. Core and RC samples are prepared using the PREP-31 package; then shipped via ALS’ truck to the ALS Laboratory in Reno, NV. Each sample is crushed to better than 70%, passing 2mm, then a 250 gram riffle split is then taken. This split is pulverized to a target of 85% passing 75microns. and a 30 gram portion of this pulverized split is digested by Four Acids, and analyzed by the Au-ICP 21 method, which is a Fire Assay, with an ICP-AES (Induced Coupled Plasma) finish. ALS Laboratories have ISO 9001 and 17025 accreditations, and their Elko prep lab is listed on the scope of accreditation. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. Black Mammoth Metals Corp’s QA/QC program includes regular insertion of CRM standards, duplicates and blanks into the sample stream with a stringent review of all results.

About Black Mammoth Metals Corporation:

In the past 16 months, Black Mammoth Metals has acquired 100% interest in:

•	Coal Canyon Gold property, Pershing County, NV,
•	Island Mountain - district consolidated, Elko County, NV, Coleman Canyon Gold, St. Elmo High-Grade Gold and Diamond Jim Silver-Lead-Zinc-Antimony,
•	Clover High-Grade Gold property, Elko County, NV,
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID,
•	East Reveille Gold property, Nye County, NV,
•	America Mine Gold property, San Bernardino, CA,
•	Quito Gold property, Lander County, NV,
•	South Ravenswood Gold – district consolidated, Lander County NV, Raven, Happy Cat (purchased prior to 16 months ago),
•	Callaghan Gold – district consolidated, Lander County NV, North Callaghan, Charlie, Cottonwood, Rast.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:15e 14-MAY-25